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                                                      OMB APPROVAL
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                                           OMB No.:                   3235-0419
                                           Expires:              March 31, 2000
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                                           hours per response..............60.0
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                          ENDLESS YOUTH PRODUCTS, INC.
--------------------------------------------------------------------------------
                 [Name of Small Business Issuer in its Charter]



           NEVADA                                        93-215736
-------------------------------             ------------------------------------
[State or other jurisdiction of             [I.R.S. Employee Identification No.]
incorporation or organization]



6767 N. Tropicana Blvd., #206, Las Vegas, NV                 89103
--------------------------------------------     -------------------------------
  [Address of principal executive offices]                 [Zip Code]

Issuer's telephone number:  (702) 248 - 1005
                            ----------------

Securities to be registered under Section 12(b) of the Act:


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                                            NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED     EACH CLASS IS TO BE REGISTERED


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Securities to be registered under Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                                [Title of class]


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                                [Title of class]

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     ALL REFERENCES TO SHARES AND PER-SHARE AMOUNTS IN THIS REGISTRATION FORM HAVE BEEN ADJUSTED TO REFLECT A ONE-FOR-FIVE REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK IN MAY 1998.

ITEM 1.  DESCRIPTION OF BUSINESS.

FORWARD-LOOKING STATEMENTS

     This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties. The actual results of Endless Youth Products, Inc. (the "COMPANY") may differ materially from those discussed in such forward-looking statements. Such statements include, without limitation, the Company's expectations and estimates as to introduction of new products and expansion into markets; future financial performance, including growth in net sales and earnings; the effect on sales of political or economic conditions in the Company's markets; the Company's estimate of restructuring activities, costs and benefits; cash flows from operations; information system upgrades; the Company's plan to address the Year 2000 issue, the costs associated therewith and the results of Year 2000 non-compliance by the Company or one or more of its customers, suppliers or other strategic business partners; capital expenditures; or the availability of funds from future securities sales. Readers are urged to consider that statements which use the terms "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated," "anticipates" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in the Company's filings with the Securities and Exchange Commission (the "COMMISSION"), including this filing, the following factors, among others, could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by the Company: (i) difficulties or delays in developing and introducing new products or failure of customers to accept new product offerings; (ii) changes in consumer preferences, including reduced consumer demand for the Company's vitamins and other current products; (iii) difficulties or delays in the Company's continued expansion into certain markets and development of new markets; (iv) effects of and changes in political and/or economic conditions, including inflation and monetary conditions; (v) actions by competitors, including business combinations, technological breakthroughs, new product offerings and marketing and promotional successes; or (vi) combinations among significant customers or the loss, insolvency or failure to pay its debts by a significant customer or customers.

GENERAL

     The Company engages in the business of developing and distributing dietary supplements and personal care products with a focus on the anti-aging product demands of an aging population. The Company's initial product is the Endless Youth Longevity System, a combination package of vitamins and supplements formulated in separate "AM" and "PM" packets. The System has been sold pursuant to a Company produced thirty minute infomercial program through a marketing agreement with a division of Guthy-Renker Corp. The Company is completing production of its next 30-minute infomercial for its first skin care product, "Le Solution Derma System," a skin care device that delivers specially formulated products in a proprietary appliance that both heats the products and provides a small electric charge, both of which lead to increased absorption.

     As reported by industry sources, the annual domestic retail market for vitamins, nutritional supplements and minerals is growing. However, no assurances can be given as to future industry growth rates. In the last several years, public awareness of the positive effects of vitamins and nutritional supplements on health has been heightened by widely publicized reports of scientific findings supporting such claims. Recent studies have indicated a correlation between the regular consumption of selected vitamins and nutritional supplements and reduced incidences of a wide range of conditions including cancer, heart disease, stroke, arthritis, osteoporosis, mental fatigue and depression, declining immune function, macular degeneration, memory loss and neural tube birth defects. The Company believes that the rise of alternative medicine and the holistic health movement has also contributed to increased sales of nutritional supplements.

     The Company expects that the aging of the United States population, together with a corresponding increased focus on preventative health measures, will result in increased demand for vitamins and nutritional supplement products. According to the United States Census Bureau, through 2010, the 35-and-older age group of consumers, which represents a substantial majority of regular users of vitamin and nutritional supplements, is expected to grow significantly faster than the general United States population. Based on a national survey indicating that approximately 38 percent of Americans consumed vitamins and nutritional supplements on a regular basis in 1997, the Company believes that there is a large untapped domestic market for vitamins and nutritional supplements. Industry sources also report that vitamin consumers are taking more vitamins and nutritional supplements per day than in the past.

     With respect to the personal care and skin care industry segment, the Company operates in a market with many different products, which include an extensive array of glamorous, exciting and innovative cosmetics and skin care. The Company's vision is to provide excitement and innovation through unique, high quality products at affordable prices.

     The address of the Company's executive offices is: 6767 West Tropicana Blvd., Suite 206, Las Vegas, NV 89103; Telephone: (702) 248-1005. The Company was incorporated in Nevada in July 1996. On June 29, 1999, the Company's shareholders authorized the Company's Chief Executive Officer, at his discretion, to change the name of the Company to "EndlessYouth.Com, Inc."

DISTRIBUTION

     The Company's vitamin and nutritional supplement product, the Endless Youth Longevity System, is distributed through a nationally broadcast infomercial program. Sales are made direct to the customers, who call a toll-free telephone number that accompanies the broadcast program. Endless Youth's infomercial is broadcast pursuant to an agreement with the Vendor Services group of Guthy-Renker Corp. Vendor Services is responsible for providing and paying for all media, inventory, fulfillment, customer service and other activities on behalf of the Company with respect to the marketing of the Endless Youth Longevity System. Vendor Services receives a fixed percentage of sales receipts for providing of these services.

     Building upon the brand name recognition being created by national broadcasts of its vitamin program, the Company has entered into a funding agreement with Infomercial Development Systems, a television production group. An infomercial program has been developed to directly market the Company's next product in the skin care market segment, Le Solution Derma System, through a distribution channel similar to that being used to market the Endless Youth Longevity System. The infomercial program will be fully funded by Infomercial Development Systems, which will receive a percentage of sales revenues derived from the infomercial program. Le Solution is an innovative electronic device developed by Endless Youth to provide skin improvement. In addition to the infomercial program, other direct marketing channels and retail distribution for the Le Solution Derma System, both domestic and international, are anticipated to be developed.

     Through the national broadcast of the Company's infomercial programs, the Company believes that increasing consumer awareness of the "Endless Youth" brand name is being generated. The Company believes that such strong and sustainable national recognition will provide opportunities to develop other product categories within the anti-aging market segment that the Company is focused upon, as well as enter into potential licensing arrangements.

INTERNET COMMERCE

     Pursuant to the broadcasts of the Endless Youth Longevity System infomercial, the Company realized substantial traffic to its Web site, www.endlessyouth.com. The Company is now in the process of redeveloping its site into a subject-specific, demographically-targeted Web site focused on anti-aging and the needs of an aging baby boomer market segment.

     The Company will stress its e-commerce activities with the sale of its proprietary "Endless Youth" brand products. The vitamin and nutritional supplement product line will be expanded. Additional Endless Youth products will be introduced to help in the prevention of health problems for an aging population. Cutting-edge skin care products will provide the latest topical systems to protect the skin from aging. All products will be sold under the Endless Youth trade name.

     Complementing the sale of product, www.endlessyouth.com shall provide cutting edge news, features, interviews and regular columnists on specific anti-aging topics. The Company believes that original content and highly regarded interactive communities coupled with ongoing direct response broadcast marketing activities will allow the Company to attract and retain its targeted market which is more affluent, better educated and more likely to make online purchases than typical Internet users. The Company believes that www.endlessyouth.com will be a valuable media property for advertisers and retailers who are increasingly allocating marketing resources to target consumers online.

     GROWTH IN INTERNET USAGE. The Internet is fast becoming one of the most important mediums for global communication and business, allowing millions of people to gather and transfer information instantly. International Data Corporation, a market research firm, predicts that worldwide Internet use will grow to 319.8 million users in 2002 from 68.7 million users in 1997, representing 366% growth over this period. The growth in Internet users is driven by numerous factors, including:

     -    increased public awareness of the Internet;

     -    the growing base of personal computers and improved Internet access;

     -    increased quantity and quality of Web content; and

     -    growing selection and acceptance of electronic commerce.

     The Internet provides a unique opportunity for content providers to reach a broad base of readers on a real-time basis with a diverse body of information. Unlike traditional media, the Internet permits dissemination of content without geographic limits, print production costs or broadcast capacity constraints.

     GROWTH IN ONLINE ADVERTISING. The Internet is an attractive medium for advertisers because it allows more flexibility, interactivity and measurement capabilities than traditional media, including print, television and radio, and provides users with immediate access to information about advertisers and their products. For example, the Internet allows advertisers to change messages frequently in response to market developments or current events. The Internet also allows advertisers to gather demographic information about users and to deliver targeted messages to specific consumer groups. According to Jupiter Communications, an independent industry research firm, total Internet advertising revenues grew from $300 million in 1996 to $1.9 billion in 1998. Jupiter Communications projects total Internet advertising revenues will grow to $7.7 billion in 2002, representing an average annual growth rate of 45 percent from 1998 to 2002.

     According to International Data Corporation ("IDC"), of the $187 billion spent on advertising in 1997, 0.3 percent was spent on Internet media. In 1998, 0.8 percent of all dollars spent on advertising were spent on Internet media. The Company believes that the potential to shift advertising spending away from traditional media to the Internet presents a significant growth opportunity for Internet advertising.

     GROWTH IN ELECTRONIC COMMERCE. The growing popularity of the Internet represents a substantial opportunity for companies to take advantage of the potential for conducting commercial transactions online, or "electronic commerce." IDC estimates that commerce over the Internet will increase from over $12 billion worldwide at the end of 1997 to approximately $425 billion worldwide by the end of 2002. Jupiter Communications predicts that by 2002, 44 percent of Internet users will make purchases online, as compared to the 22 percent who did so in 1998.

     THE NEED FOR COMPELLING INTERNET DESTINATIONS. As Internet companies compete to attract and retain users, unique content has become increasingly valuable. The Company believes compelling, original content produced by talented editorial staff is a principal feature that distinguishes Web sites from each other.

     Web sites built around focused, proprietary content provide advertisers with targeted channels for reaching their desired market. To date, online advertisers and retailers have spent most of their marketing budgets on Web sites with the highest traffic volume, including "portals," which bring together and organize a wide variety of content, and "search engines," which allow users to search for specific information. As Internet advertising and electronic commerce mature, however, the Company believes online advertisers and retailers will increasingly spend their marketing dollars on more focused Web sites to reach specific demographic groups, as has occurred in traditional advertising media.

     According to a 1998 study by Forrester Research, a market research firm, a major shift in online advertising spending will occur as advertisers move media campaigns from generalized portals toward more narrowly targeted Web sites. Targeted sites provide content on designated topics, and therefore attract users looking for subject-specific information. Because targeted sites are usually the direct source of information the user wants, rather than simply a gateway to other collections of information like a portal or search engine, these sites are frequently referred to as "destination sites." Forrester estimates that portals currently receive 59 percent of all Internet advertising dollars while only accounting for 15 percent of Web traffic. However, Forrester predicts that by 2002, destination sites will attract 70 percent of online advertising dollars. Destination sites are attractive to advertisers and retailers because these sites allow more seamless integration of marketing campaigns and product sales with related content, and more effectively target the advertisers' and retailers' most likely customers. In addition, destination sites tend to have longer use periods, or "stickiness," further enhancing marketing and retailing opportunities.

     To address the perceived lack of compelling content available through portals, a number of skillfully produced destination sites have been developed to target specific demographic groups. Examples of such sites include technology-oriented sites such as C/Net and ZDNet, financial news sites including MarketWatch.com and TheStreet.com, sports-related sites such as Sportsline.com and ESPN.com and women-oriented sites including iVillage and Women.com, and health related sites such as DrKoop.com and WebMD.Com.

     THE COMPANY'S INTERNET STRATEGY:

     The Company's Internet strategy includes the following elements:

     - Expand direct response marketing programs for branded Endless Youth anti-aging products. Such marketing avenues include 30-minute infomercial programs, 30- and 60-second short form television commercials, and radio spots. All marketing shall focus on direct sale of Endless Youth products as well as drive visits to www.endlessyouth.com.

     - Expand the Company's revenue base in advertising and electronic commerce by targeting the more than 4,000 companies that currently advertise online. The Company intends to increase its revenue from advertising and electronic commerce through new editorial, marketing and technological initiatives.

     - Expand content and communities with regular introduction of new editorial categories in the anti-aging area that will draw and retain new users and advertisers.

     - Develop extensive distribution and affiliate relationships with numerous partners, including major portals as well as more focused non-competitive sites. Position www.endlessyouth.com as the leading and most recognized Internet destination site for anti-aging information and products.

     - Grow the Company's brand recognition through advertising and syndication of its anti-aging content.

     - Enhance the Company's technology to improve production, user experience, advertising delivery and circulation analysis by investing in personnel and venturing with third-party organizations to develop software tools to create a state-of-the-art online publishing system. This system is designed to optimize the www.endlessyouth.com network's user experience and advertising performance.

BUSINESS STRATEGY

     The Company's business strategy is to:

     - Strengthen and broaden core brands through marketing and advertising, product development and manufacturing;

     - Develop and introduce technologically advanced, innovative products that set new trends;

     - Expand the Company's presence in all markets in which it competes and enter new markets where the Company identifies opportunities for growth;

     - Continue to reduce costs and improve operating efficiencies, customer service and product quality and carefully managing working capital; and

     - Continue to expand market share and product lines through possible strategic acquisitions, joint ventures and licensing arrangements.

CONTRACTS WITH SUPPLIERS AND MANUFACTURERS

     The Company has established relationships with several suppliers and manufacturers of its products. While the Company anticipates that it will enter into contracts with some of these manufacturers and suppliers, there is a risk that any of the Company's suppliers or manufacturers could discontinue selling their products to the Company for any reason. Although the Company believes that it could establish alternate sources for most of its products, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for the products, with resulting loss of revenues to the Company. The Company relies on the Vendor Services group of Guthy-Renker Corp. to market and distribute its Endless Youth Longevity System pursuant to the infomercial broadcasts. Vendor Services is also responsible for the manufacturing, packaging and shipping of product. Any disruption of these activities by Vendor Services will cause delays in the marketing of this product, which would result in loss of revenues to the Company. Furthermore, infomercial programs are both seasonal and have a limited life on the air, and which require the possible production of sequel programs. Such seasonal sensitivity and non-broadcast periods would result in a loss of revenues for this product to the Company.

     There can be no assurance that another company will not replicate one or more of the Company's products. In addition, certain manufactures may retain ownership of certain product formulations and manufacturing processes relating to the Company's products. If the Company's relationship with these manufacturers were impaired, there can be no assurance that the product formulations and manufacturing process owned by these manufacturers could be replicated by the Company or another manufacturer, or that these manufacturers would not assert that such replication infringed upon its proprietary rights. Accordingly, the Company's sales and earnings could be adversely affected if its relationship with these manufacturers were impaired.

LICENSES, TRADEMARKS AND PATENTS

     The Company does not own the rights to the Endless Youth trademark.
These rights are licensed from Neal K. Wallach, the Chairman and Chief Executive Officer of the Company and a principal stockholder. See "Item 7 -- Certain Relationships and Related Transactions." Mr. Wallach has registered the Endless Youth trademark with the U.S. Patent and Trademark Office. The Company has an application pending for the Le Solution Derma System trademark.

     The Company regards these trademarks and other proprietary rights as valuable assets and believes they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

     The Company is in the process of filing a patent application with respect to the Le Solution Derma System device.

PRODUCT LIABILITY

     Although the Company does not engage in the actual manufacture of any of the products that it markets and distributes, as a marketer of dietary supplements and skin care products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including among other things that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. Although the Company has obtained product liability insurance that it believes is suitable for its present needs, there can be no assurance that such insurance will continue to be available at commercially reasonable rates, that the Company will not be subject to claims in the future, that its insurance coverage will be adequate or that widespread claims and the resultant adverse publicity could adversely affect the Company.

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; FAILURE TO CONSUME AS
SUGGESTED

     In general, the Company's products consist of dietary supplements and personal care products about which the Company makes no therapeutic claims and that the Company believes do not require approvals from the Food and Drug Administration (the "FDA") or other regulatory agencies prior to sale. Accordingly, the Company does not intend to conduct clinical studies of its products or otherwise subject them to scientific review. In addition, the Company's products consist of herbs, vitamins, minerals and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company will be dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies, the Company could possibly be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies, could have a material adverse impact on the Company.

     The Company believes the nutritional supplement market is affected by national media attention regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will be favorable to the nutritional supplement market or any particular product, or consistent with earlier favorable research or publicity. Future research reports or publicity that are perceived as less favorable or that question such earlier research or publicity could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity, whether or not accurate, associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately.

COMPETITION

     The dietary supplement and skin care markets are highly competitive. It is not possible to estimate accurately the number of competitors, since the industry is fragmented with many public as well as privately held companies. Brand recognition, together with product quality, performance and price and the extent to which consumers are educated on product benefits, have a marked influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions, also have a significant impact on buying decisions, and the structure and quality of the sales force affect product reception, in-store position, permanent display space and inventory levels in retail outlets. The Company competes in its product categories against many companies that have substantially greater resources than the Company.

     The market for Internet content is relatively new, rapidly changing and intensely competitive. Traditional media companies, such as television broadcasters, magazine publishers and radio stations, are constantly refining their content and strategies to increase their audiences and advertising and sponsorship revenues. Additionally, the number of Web sites competing for the attention and spending of users, advertisers and sponsors has increased, and the Company expects it to continue to increase, particularly because there are so few barriers to entry on the Internet.

GOVERNMENT REGULATION

     The Company is subject to regulation by the Federal Trade Commission ("FTC") and the FDA in the United States, as well as the Consumer Product Safety Commission, the U.S. Department of Agriculture and the Environmental Protection Agency, and by various agencies of the states and localities and foreign countries in which the Company's products may be sold. Compliance with federal, state, local and foreign laws and regulations pertaining to discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not anticipated to have, a material effect upon the capital expenditures, earnings or competitive position of the Company. State and local regulations in the United States that are designed to protect consumers or the environment have an increasing influence on product claims, contents and packaging.

     In particular, the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA") regulates the production, packaging, labeling and distribution of dietary supplements, including vitamins, minerals and herbs. In addition, the FTC has jurisdiction to regulate advertising of dietary supplements, while the U.S. Postal Service regulates advertising claims with respect to such products sold by mail order.

     The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 ("DSHEA") and the Nutrition Labeling and Education Act of 1990 ("NLEA"). DSHEA, enacted on October 15, 1994, introduced a new statutory framework governing the composition and labeling of dietary supplements. With respect to composition, DSHEA creates a new class of "dietary supplements," dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that the Company may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives requiring FDA pre-approval prior to marketing.

     As for labeling, DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support that the Company makes is not adequately substantiated as required by DSHEA, or is a drug claim rather than an acceptable nutritional support statement requiring the Company's submission and the FDA's approval of a new drug application ("NDA"). Either determination could entail costly and time-consuming clinical studies and in either situation the Company may have to delete or modify the statement or claim involved. In addition, DSHEA allows the dissemination of "third party literature," publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers at retail or by mail order. Such a publication may be so distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is mentioned, and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug.

     Management anticipates that the FDA may promulgate good manufacturing practice ("GMP") regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. The Company currently uses manufacturers that produce its vitamins and nutritional supplement products pursuant to the applicable food GMP rules. There can be no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, such manufacturers will be able to comply with such GMP rules upon promulgation or without incurring material expense to do so.

     The FDA has finalized regulations to implement certain labeling provisions of DSHEA. In addition, further DSHEA labeling regulations are expected to be proposed by the FDA once the agency receives the final report of the expert Commission on Dietary Supplement Labels, established by DSHEA to provide recommendations on labeling claims for supplements. The Commission on Dietary Supplements issued its final report in November 1997. It is uncertain when the FDA will propose further regulations based on this report. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. There can be no assurance that such regulations will not require expanded or different labeling for the Company's vitamins and nutritional products or, among other things, require the recall, reformulation or discontinuance of certain products, additional record keeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy.

     The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters and to institute criminal proceedings. Although the regulation of dietary supplements is less restrictive than that imposed upon drugs and food additives, there can be no assurance that dietary supplements will continue to be subject to the less restrictive statutory scheme and regulations currently in effect. Further, there can be no assurance that, if more stringent statutes are enacted or regulations are promulgated, the Company will be able to comply with such statutes and regulations without incurring material expense to do so.

     The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. Further, the U.S. Postal Service has issued cease and desist orders against certain mail order advertising claims made by dietary supplement manufacturers.

     The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations that considers favorable, such as DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. These regulations could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

RESEARCH AND DEVELOPMENT

     The Company has incurred and research and development expenditures in connection with the development of its Endless Youth Longevity System and its Le Solution Derma System products. The Company estimates that in the fiscal years ended June 30, 1997 and 1998, it expended $25,000 and $125,000 respectively on research and development activities.

EMPLOYEES

     As of June 30, 1999, the Company had one full-time employee. Employees are not represented by any collective bargaining organizations.

DEPENDENCE ON KEY PERSONNEL

     The Company's continued success will largely depend on the efforts and abilities of its Chief Executive Officer, Neal K. Wallach. The Company's operations could be adversely affected if, for any reason, Mr. Wallach did not remain with the Company.

YEAR 2000

     In connection with and as part of the Company's business process enhancement program, certain information technology systems have been and will continue to be upgraded to be Year 2000 compliant. The Company has identified and contacted and continues to identify and contact key suppliers, both inventory and non-inventory, key customers and other strategic business partners, such as banks, pension trust managers and marketing data suppliers, either by soliciting written responses to questionnaires and/or by meeting with certain of such third parties. The parties from whom the Company has received responses to date generally have indicated that their systems are or will be Year 2000 compliant. The Company does not expect that incremental out-of-pocket costs of its Year 2000 program (which do not include costs incurred in connection with the Company's comprehensive business process enhancement program) will be material.

     The Company believes that at the current time it is difficult to identify specifically the most reasonably likely worst case Year 2000 scenario. As with all manufacturers and distributors of products such as those sold by the Company, a reasonable worst case scenario would be the result of failures of third parties (including, without limitation, governmental entities and entities with which the Company has no direct involvement, as well as the Company's suppliers of goods and services and customers) that continue for more than a brief period in various geographic areas where the Company's products are produced or sold at retail or in areas from which the Company's raw materials and components are sourced. In connection with functions that represent a particular Year 2000 risk, including the production, warehousing and distribution of products and the supply of raw materials and components, the Company is considering various contingency plans. Continuing failures in key geographic areas in the United States and in certain European, South American and Asian countries that limit the Company's ability to produce products, its customers' ability to purchase the Company's products or consumers' ability to shop, would be likely to have a material adverse effect on the Company's results of operations, although it would be expected that at least part of such lost sales eventually would be recouped. The extent of such deferred or lost revenue cannot be estimated at this time.

     The Company's Year 2000 efforts are ongoing and its overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While the Company currently anticipates continuity of its business activities, that continuity will be dependent upon its ability, and the ability of third parties upon which the Company relies directly, or indirectly, to be Year 2000 compliant. There can be no assurance that the Company will eliminate potential Year 2000 issues in a timely manner or as to the ultimate cost of doing so.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION.

     Management's discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto set forth in this Form 10-SB commencing on page 29.

GENERAL

     The following discussion is based on the financial statements contained elsewhere in this report. The financial statements have been prepared in conformity with generally accepted accounting principals.

RESULTS OF OPERATIONS

     NET SALES. Net sales for the nine months ended March 31, 1999 increased by $2,621,942 compared to the comparable nine-month period in the prior fiscal year. Net sales increased as a result of the nationwide rollout of the Company's "Endless Youth" infomercial in January of 1999. The Company currently has an agreement with Vendor Services Inc., in which it is to pay Vendor Services Inc., 91 percent of net sales for all costs associated with the production, distribution and marketing of the "Endless Youth" vitamin products through infomercial sales.

     Net sales for the three months ended March 31, 1999 increased by $2,548,507 compared to the comparable three-month period in the prior fiscal year. Net sales increased as a result of the nationwide rollout the Company's "Endless Youth" vitamin products.

     COST OF SALES. Cost of sales for the nine months ended March 31, 1999 increased $2,363,026. The increase in cost of sales can be attributed to the increase in net sales discussed above and an increase in media spending and air time of the infomercials. Cost of sales as a percentage of net sales during the nine months ended March 31, 1999 was 88 percent compared to 50 percent during the nine-month period ended March 31, 1998. The percentage increase is attributed to the Company's agreement with Vendor Services Inc.

     Cost of sales for the three-months ended March 31, 1999 increased $2,403,625. The increase in cost of sales can be attributed to the increase in sales discussed above and an increase in media spending and air time of the infomercials. Cost of sales as a percentage of net sales during the three months ended March 31, 1999 was 94 percent compared to 52 percent during the three-month period ended March 31, 1998. The percentage increase is attributed to the Company's agreement with Vendor Services Inc.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $126,188 in the nine-month period ended March 31, 1999 compared to the comparable nine-month period in the prior fiscal year. This decrease was primarily due to an overall decrease in startup related expenses. The Company's management continues to pursue cost reduction measures consistent with the level of business wherever opportunities can be identified.

     Selling and administrative expenses decreased $115,468 in the three-month period ended March 31, 1999 compared to the comparable three-month period in the prior fiscal year. The decrease was primarily due to an overall decrease in startup related expenses.

     LIQUIDITY AND CAPITAL RESOURCES. Although the Company has a negative working capital and equity, it believes it has sufficient resources to fund the Company's operations and capital requirements for the 1999 fiscal year due to its recent sales volume and its contract with Vendor Services, which pays for the production, distribution and marketing of its product.

     Prepaid advertising was $121,758 and $0 at June 30, 1998 and March 31, 1999, respectively. The decrease in 1999 resulted from the amortization of the remaining infomercial costs.

     Accounts receivable was $0 and $22,828 at June 30, 1998 and March 31, 1999, respectively. The increase in 1999 resulted from the increased sales of the Company's "Endless Youth" product and the agreement with Vendor Services Inc.

     The Company believes that cash flow from infomercial related sales will be sufficient to meet its anticipated cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company's executive headquarters are located at 6767 West Tropicana Blvd., Suite 206, Las Vegas, NV 89103 and are leased on a month-to-month basis. The Company believes its facilities are adequate to provide its needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following information with respect to the outstanding shares of the Company's common stock beneficially owned by (i) each director of the Company, (ii) the chief executive officer, (iii) all beneficial owners of more than five percent of common stock known to the Company and (iv) the directors and executive officers as a group, is furnished as of June 30, 1999, except as otherwise indicated.

                                                 AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP (1)              PERCENT OF CLASS (1)
Neal K. Wallach                                    2,034,963 (2)                              61.8%
6767 W. Tropicana Blvd., #206
Las Vegas, NV  89103

EYP International LLC                              1,135,000                                  35.0%
6767 W.  Tropicana Blvd., #206
Las Vegas, NV  89103

James Hembree
4620 Jupiter Drive
Salt Lake City, UT  84124                          1,525,000 (3)                              44.4%

Gene Scher (4)
November Lazar Scher, Inc.
3575 Cahuenga Blvd., W., #330
Los Angeles, CA  90068                               189,334 (5)                               5.7%

Carl B. Wallach, M.D.
32 Chelsea Drive
Randolph, NJ  07869                                   50,000 (6)                               1.5%

All Officers and Directors as a Group
(four persons)                                     2,474,963 (2), (3), (5), (6)               70.4%

----------------------

     (1) Unless otherwise indicated below, each director, executive officer and five percent shareholder has sole voting and investment power with respect to all shares beneficially owned.

     (2) Includes 1,135,000 shares owned by EYP International LLC, a Nevada limited liability company ("EYP INTERNATIONAL"), of which Mr. Wallach beneficially owns 54.0 percent of the equity interest; includes warrants to purchase 49,500 shares, all of which are currently exercisable; excludes options to purchase 360,000 shares of Common Stock granted to Mr. Wallach under the Company's 1996 Stock Option Plan, none of which are presently exercisable or exercisable within 60 days.

     (3) Includes 1,135,000 shares owned by EYP International, of which Mr. Hembree beneficially owns 3.0 percent of the equity interest; includes options to purchase 50,000 shares of common stock granted to Mr. Hembree under the Company's 1996 Stock Option Plan, all of which are presently exercisable; includes presently exercisable warrants to purchase 140,500 shares; includes presently exercisable warrants to purchase 3,000 shares owned by Joyce Hembree, Mr. Hembree's wife. Mr. Hembree disclaims beneficial ownership of the warrants owned by his wife.

     (4) Mr. Scher was removed as a director on June 1, 1999. The number of shares indicated is based on the number of shares originally issued by the Company to Mr. Scher and his affiliates; the

Company has no information concerning whether any such shares were subsequently sold or additional shares were purchased in the public market.

     (5) Includes shares held by November Lazar Scher, Inc. and affiliates thereof, all of which are affiliates of Mr. Scher; includes options to purchase 30,000 shares of common stock granted to Mr. Scher under the Company's 1996 Stock Option Plan, all of which are presently exercisable.

     (6) Includes options to purchase 40,000 shares of common stock granted to Mr. Wallach under the Company's 1996 Stock Option Plan, all of which options are presently exercisable.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

DIRECTORS AND OFFICERS

     Set forth below are the names and other relevant information regarding the executive officers and directors of the Company as of June 1, 1999.

                                                                                COMMENCEMENT YEAR
      NAME                 AGE                 POSITION                        OF TERM OF OFFICE
--------------------------------------------------------------------------------------------------
Neal K. Wallach             47         Chairman, Chief Executive                     1996
                                        Officer and a Director

James Hembree               70                 Director                              1997

Carl B. Wallach, M.D.       43                 Director                              1997

     Neal K. Wallach is Chairman, Chief Executive Officer and a director of the Company. He is responsible for developing the corporate direction and implementation of business strategies, including product development, compensation plans, financial planning, inventory management and forecasting. Mr. Wallach also oversees the company's marketing strategies along with the development of promotional campaigns. Mr. Wallach has more than 20 years of professional and international management consulting experience with an emphasis on national distribution networks. With a Juris Doctor degree from the University of Virginia School of Law, Mr. Wallach has held positions with several major national law firms. During the past 10 years, he has served as General Counsel for a large multinational manufacturer and Managing Director of an international management consulting organization. Additionally, during this period, Mr. Wallach served as Executive Vice-President of a national retailer, where he developed and oversaw its international franchise store network. The development of this network required Mr. Wallach to oversee all aspects of start-up, marketing, and operations of the franchise program. Significant hands-on experience was achieved in cost and quality control, organizational development, and productivity. Mr. Wallach is a member in good standing of the State Bar of California and holds a Bachelor of Arts degree (International Studies) from Tufts University.

     James Hembree, is retired from over 35 years at Dow Chemical, where he was President and CEO of Dow Chemical Canada; former director of Dow Chemical Canada; Dowell-Sclumberger Canada; and several other public companies.

     Dr. Carl Wallach, is an internal medicine physician specializing in gastroenterology, with a private practice in New Jersey.

BOARD OF DIRECTORS

     All directors serve for a term of one year and until their successors are duly elected. All officers serve at the discretion of the Board of Directors. None of the Company's directors is a director of any company with class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or of any company registered under the Investment Company Act of 1940, as amended. There are no family relationships among any members of the Board of Directors or the executive officers or significant employees of the Company except that Carl Wallach, M.D., a director, is the brother of Neal K. Wallach, the Chairman, Chief Executive Officer and a director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

EMPLOYMENT CONTRACT

     In July 1996 the Company entered into an employment agreement with Neal
K. Wallach. The agreement was amended in June 1999. The term of Mr. Wallach's employment agreement is five years. The agreement is automatically extended for consecutive periods of one year each unless either the Company or Mr. Wallach elects not to renew the agreement by delivering written notice thereof to the other party not less than 30 days prior to the expiration of the current term. Mr. Wallach receives a salary of $120,000 per year. Mr. Wallach will receive a bonus based on a formula tied into the Company's net operating income and is eligible to receive additional bonuses from time to time at the sole discretion of the Board of Directors. The employment agreement is terminable by the Company at any time with cause. In connection with entering into the employment agreement, Mr. Wallach was granted 200,000 options at an exercise price of $1.50 per share. The grant was made under the Company's 1996 Stock Option Plan. These options vest at the rate of 40,000 options per year of employment completed. In March 1998 Mr. Wallach was granted 200,000 additional options at $0.625 per share and in December 1998 was granted an additional 200,000 options at $0.75 per share. These two option grants also vest at the rate of 40,000 options per year.

1996 STOCK OPTION PLAN

     In July 1996 the Company adopted the 1996 Stock Option Plan to provide for the grant of incentive and non-qualified stock options to selected employees, officers and directors. The Plan was amended as of June 2, 1999 to increase the number of shares available thereunder. The Plan currently allows for the issuance of options to purchase up to 1,250,000 shares of common stock. The vesting schedule of the Plan allows for the exercise of a portion of the options granted beginning after one year with full exercisability of all options granted not more then ten years after the date of grant. As of June 30, 1999, options to purchase 240,000 shares of common stock had been exercised, and options to purchase 480,000 shares of common stock were outstanding at an average exercise price of $1.11 per share. Of that amount, 120,000 options are or will become exercisable within 60 days. As of June 30, 1999, 405,000 shares of common stock were available for future grants under the Plan.

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation paid or distributed during the fiscal years ended June 30, 1997 and 1998 for services rendered by the Chief Executive Officer of the Company:

                                             ANNUAL COMPENSATION               AWARDS OF
NAME AND PRINCIPAL                                                           COMMON STOCK            ALL OTHER
     POSITION                 YEAR         SALARY (1)      BONUSES        UNDERLYING OPTIONS      COMPENSATION (2)
------------------------------------------------------------------------------------------------------------------

Neal K. Wallach,
Chairman and Chief
Executive Officer              1997          $96,000          -0-              200,000                $11,500

                               1998          $96,000          -0-              200,000                $11,500

---------------

     (1)  Includes stock received in lieu of salary.

     (2) Represents car allowance and medical insurance premiums paid by the Company.

     No other annual compensation, stock appreciation rights, long-term restricted stock awards, or long-term incentive plan payouts were awarded to, earned by or paid to the named executive officer during any of the Company's last three fiscal years.

OPTION GRANTS TABLE

     The following table sets forth certain information concerning grants of options to the named executive officer during the fiscal year ended June 30, 1998:

                       NUMBER OF SHARES        % OF TOTAL
                        OF COMMON STOCK      OPTIONS GRANTED
                          UNDERLYING           TO EMPLOYEES
     NAME              OPTIONS GRANTED      EACH FISCAL YEAR    EXERCISE PRICE    EXPIRATION DATE
--------------------------------------------------------------------------------------------------
Neal K. Wallach           200,000 (1)              87.0%             $0.625        March 27, 2008


--------------

     (1) Such options vest at the rate of 40,000 per year.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION TABLE

     The following table sets forth certain information concerning options exercised and outstanding as of the end of the fiscal year ended June 30, 1998:

                                                            NO. OF SHARES UNDERLYING           VALUE OF UNEXERCISED
                        SHARES                                UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                       ACQUIRED ON          VALUE                 AT FY-END (#)                    AT FY-END ($)
   NAME                EXERCISE (#)      REALIZED ($)       EXERCISABLE/UNEXERCISABLE       EXERCISABLE/ UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
Neal K. Wallach          40,000              $0 (1)                  0 / 320,000                   $0 / $0  (2)

---------------

     (1) Based on the closing bid price of the Company's common stock on December 31, 1997, the date of exercise, of $0.20 per share, which was less the exercise price of $1.50 per share.

     (2) Based on the closing bid price of the Company's common stock on June 30, 1998 of $0.90 per share, which was less the applicable exercise prices (120,000 options at $1.50 per share and 200,000 options at $0.625 per share).

DIRECTOR COMPENSATION

     Directors are not paid any cash compensation for serving on the board. Directors who are not officers or employees of the Company are eligible to receive grants of non-qualified options under the Company's 1996 Stock Option Plan.

     During the fiscal year ended June 30, 1998, James Hembree, a director of the Company, was granted 30,000 non-qualified options under the Company's 1996 Stock Option Plan. See "Item 7 -- Certain Relationships and Related Transactions." No other non-employee director received options during such fiscal year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On June 30, 1996, Neal K. Wallach entered into a license agreement with the Company pursuant to which he licensed to the Company the rights to the trademarks "Endless Youth," "Power Certified," "Anti-Aging Formulations" and "Life is SupHerb." The term of the license is five years, and will be extended for an additional five years unless the Company or Mr. Wallach notifies the other of its intent not to extend the term. Mr. Wallach receives a royalty equal to three percent of the Company's gross sales, with a guaranteed annual minimum of $50,000. Mr. Wallach is also entitled to receive 40 percent of the gross revenues of any sublicense by the Company. The Company is required to pay all costs and expenses of maintaining current and effective registrations for the trademarks.

     In April 1997 the Company entered into a consulting agreement with James Hembree. Mr. Hembree is a director of the Company. At the time he entered into the agreement, Mr. Hembree purchased 25,000 shares of common stock for $2.00 per share, and was granted warrants to purchase an additional 25,000 shares at $3.50 per share. These warrants expire on August 4, 2002. In consideration of serving as a director, Mr. Hembree was granted the following incentive stock options under the Company's 1996 Stock Option Plan, all of which expire on March 27, 2003: 10,000 options at $2.00 per share; 5,000 options at $3.00 per share; 10,000 options at $3.75 per share; and 5,000 options at $4.50 per share. To date, none of such options have been exercised. Mr. Hembree's wife, Joyce Hembree, was also retained as a consultant and was granted warrants to purchase 3,000 shares of common stock at $2.00 per share. These warrants expires on August 4, 2002. The Consulting Agreement was amended as of June 18, 1999. Pursuant to such amendment, in exchange for expanding his consulting services Mr. Hembree received warrants to purchase 64,000 shares at the exercise price of $0.625 per share and warrants to purchase 24,000 shares at an exercise price of $0.9375 per share.

ITEM 8.  LEGAL PROCEEDINGS.

     The Company is not a party to any currently pending legal proceedings or governmental authority proceedings, and the Company is aware of no contemplated proceedings.

     The Company has not been materially affected by nor has it incurred any significant cost related to compliance with federal, state or local environmental laws, and does not anticipate any such material effect.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's common stock trades on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. The following is the high and low bid price for the common stock for each quarter within the last two fiscal years and the subsequent interim quarters.

QUARTER ENDED                              HIGH BID                   LOW BID
March 31, 1997                               1.50                      1.25

June 30, 1997                                1.50                      1.25

September 30, 1997                           1.25                      1.00

December 31, 1997                             .90                       .60

March 31, 1998                               1.00                       .90

June 30, 1998                                1.25                      1.50

September 31, 1998                           1.25                       .75

December 31, 1998                            1.00                       .75

March 31, 1999                               2.25                      1.00

     As of June 9, 1999 there were 47 holders of record of the Company's common stock.

DIVIDEND POLICY

     The Company has never paid dividends on its common stock. The Company currently intends to retain all future earnings to fund operations and the expansion of its business. The determination of payment of dividends in the future will be within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements and operating and financial condition of the Company, among other factors.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

NOTE: SOME OF THE TRANSACTIONS SET FORTH BELOW MAY QUALIFY FOR OTHER REGISTRATION EXEMPTIONS UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") IN ADDITION TO THE EXEMPTIONS SPECIFICALLY MENTIONED.

     On July 24, 1996, the Company issued 1,135,000 shares of common stock to EYP and 90,000 shares to Neal K. Wallach, in connection with the initial incorporation and organization of the Company. The purchase price was cash in the amount of $0.005 per share. The shares were issued under Section 4(2) of the Securities Act.

     On July 31, 1996, the Company issued 200,000 stock options to Neal K. Wallach under its 1996 Stock Option Plan. Such options vest at the rate of 40,000 per year, and had an excessive price of $1.50 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

     On January 13, 1997, the Company issued an aggregate of 470,667 shares of common stock to approximately 30 purchasers. Two of the purchasers, representing 98,925 shares, received stock in consideration for services previously rendered to the Company. The purchasers of the remaining 371,742 shares paid a cash consideration of $1.50 per share, for aggregate proceeds to the Company of $557,613. All of these shares were issued under Rule 504 under the Securities Act. No underwriter or sales agent was used.

     On March 14, 1997, the Company issued 168,000 shares at $1.50 per share to an investor, for aggregate proceeds to the Company of $252,000 in cash. The shares were issued under Rule 504 under the Securities Act.

     On April 18, 1997, the Company issued an aggregate of 27,920 shares of common stock to eight persons who had previously rendered services to the Company. Such shares were valued at $1.50 per share. These sales were made under Rule 504 under the Securities Act. In addition, warrants to purchase an aggregate of 7,200 shares of common stock at exercise prices ranging from $1.50 to $2.50 per share were issued to five persons who had previously rendered services to the Company. These warrants were issued under Section 4(2) of the Securities Act and Rule 506 thereunder.

     On August 12, 1997, the Company issued an aggregate of 27,158 shares of common stock to six persons in consideration of services previously rendered to the Company. The shares were valued at $1.50 per share. The shares were issued under Rule 504 under the Securities Act.

     On August 20, 1997, James Hembree, a director of the Company, purchased 25,000 shares at $2.00 per share, for a total consideration of $50,000. Such shares were issued under Rule 504 under the Securities Act. Also on that date, Mr. Hembree was issued warrants to purchase 25,000 shares at an exercise price of $3.50 per share. The warrants were issued under Rule 701 under the Securities Act. See "Item 7 -- Certain Relationships and Related Transactions."

     On September 30, 1997, a single purchaser was issued warrants to purchase 7,000 shares of common stock at $2.50 per share. These warrants were issued in consideration of services provided to the Company. The warrants were issued under Section 4(2) of the Securities Act.

     On December 17, 1997, the Company issued warrants to purchase an aggregate of 22,000 shares with an exercise price of $0.625 per share to three persons, including James Hembree, a director of the Company. Such warrants were issued for services previously provided to the Company. The warrants were issued under Section 4(2) of the Securities Act. See "Item 7 -- Certain Relationships and Related Transactions."

     On December 22, 1997, the Company issued to James Hembree, a director of the Company, 10,000 shares of its common stock in connection with his consulting agreement. Such shares were issued under Rule 504 under the Securities Act. See "Item 7 -- Certain Relationship and Related Transactions."

     On December 27, 1997, as consideration for a loan made by James Hembree and two other persons to the Company, the Company issued warrants to purchase an aggregate 38,500 shares of common stock at an exercise price of $0.625 per share. Such warrants were issued under Section 4(2) of the Securities Act.

     On March 5, 1998, the Company issued 13,333 shares of its common stock to a person who had provided services to the Company. Such shares were issued under Rule 903 of Regulation S under the Securities Act.

     On March 27, 1998, the Company issued an aggregate of 188,000 shares of common stock to eleven persons who had previously provided services to the Company. 10,000 of these shares were issued to Neal K. Wallach in lieu of salary. Such shares were issued under Rule 504 under the Securities Act. In addition, the Company issued an aggregate of 7,500 shares to two other persons who had provided services to the Company. These shares were issued under Section 4(2) under the Securities Act. Also on that date, the Company issued warrants to purchase an aggregate of 105,500 shares of common stock at exercise prices ranging from $0.625 to $3.75 per share. These included 30,000 warrants issued to Gene Scher, a director of the Company. Such warrants were issued under Section 4(2) under the Securities Act. Also on that date, the Company issued: (i) stock options to Neal K. Wallach, vesting at a rate of 40,000 per year, having an exercise price of $0.625 per share, and (ii) 30,000 options to James Hembree, vesting immediately, at exercise prices ranging from $2.00 to $4.00 per share. All of such options were issued pursuant to Rule 701 under the Securities Act.

     On June 29, 1998, the Company issued an aggregate of 25,000 shares of common stock to two persons who provided services to the company. In addition, the Company issued 12,000 shares to a person who had previously loaned $5,000 to the Company, and who agreed to convert such loan into shares of the Company's common stock and to purchase for cash an additional $4,000 worth of common stock for cash. Also on that date, the Company issued 110,266 shares of common stock to Neal K. Wallach, as repayment of a loan by Mr. Wallach to the Company of $42,500 plus interest, and in lieu of a further $40,200 owed as compensation under Mr. Wallach's employment contract with the Company for services rendered through May 30, 1998. All such shares were issued under Rule 504 under the Securities Act.

     On July 7, 1998, in lieu of paying certain royalties to a person who had provided services to the Company, the Company issued to such person 80,000 shares of its common stock. Such shares were issued under Rule 504 under the Securities Act.

     On October 6, 1998, the Company issued an aggregate of 114,000 shares of its common stock to three persons who had provided services to the Company. Such shares were issued under Rule 504 under the Securities Act. Also on that date, the Company issued warrants to purchase an aggregate of 55,000 shares of common stock to two persons who had provided services to the Company. The exercise prices ranged from $0.75 to $1.75 per share. Such warrants were issued under Section 4(2) under the Securities Act.

     On December 22, 1998, the Company issued an aggregate of 155,200 shares of common stock to various persons who had provided services to the Company. In addition, the Company issued 360,197 shares to Neal K. Wallach, in lieu of $199,800 in compensation owed for a portion of the period July 1, 1996 through December 31, 1998 and for $34,328 in unpaid licensing fees. All of such shares were issued under Rule 504 under the Securities Act. In addition, the Company issued 26,666 shares of common stock to a person that rendered services to the Company. Such shares were issued under Rule 903 of Regulation S under the Securities Act. Also, the Company issued a warrant to purchase 7,500 shares of common stock at an exercise price of $0.625 per share in connection with services rendered to the Company. Such shares were issued under Section 4(2) under the Securities Act. Also on that date, the Company issued 30,000 options to each of Gene Scher and Carl Wallach, vesting immediately, at exercise prices ranging from $0.75 to $2.00 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

     On December 31, 1998, the Company issued 200,000 stock options to Neal
K. Wallach, vesting 40,000 per year, at an exercise price of $0.75 per share. Such options were issued pursuant to Rule 701 under the Securities Act.

     On January 27, 1999, the Company issued 16,500 shares of its common stock in connection with the exercise of a warrant. Such shares were issued under Rule 903 of Regulation S under the Securities Act.

     On June 2, 1999 the Company's Board of Directors authorized the issuance of an aggregate of 39,367 shares of common stock to five persons who had previously rendered services to the Company. Such shares were issued under Rule 504 under the Securities Act. Also on that date, Neal K. Wallach was issued 40,000 shares in lieu of salary through May 30, 1999. Such shares were issued under Rule 701 under of the Securities Act. Also on that date, the Company issued warrants to purchase an aggregate of 46,667 shares at exercise prices ranging from $1.50 to $1.75 per share to two persons who had provided services to the Company. Such warrants were issued under Section Rule 701 under the Securities Act. Also on that date, the Company issued 10,000 options to each of James Hembree and Carl Wallach at an exercise price $1.50 per share. Such options vest immediately and expire on June 1, 2004. Such options were issued pursuant to Rule 701 under the Securities Act.

     On June 18, 1999 the Company's Board of Directors authorized the issuance of 7,000 shares to The Investor Relations Company Limited in connection with consulting services to be provided to the Company. Such shares were issued under Rule 701 under the Securities Act. Also on that date, Neal K. Wallach was issued 240,000 shares on account of previous option exercises under the 1996 Stock Option Plan. Such shares were also issued under Rule 701 under the Securities Act. Also on that date, in connection with the modification of his consulting agreement (see "Item 7 -- Certain Relationships and Related Transactions"), the Company issued to James Hembree warrants to purchase 64,000 shares at an exercise price of $0.625 per share and warrants to purchase 24,000 shares at an exercise price of $0.9375 per share. All of such warrants expire on June 18, 2001, and were issued pursuant to Rule 701 under the Securities Act. Also on that date, James Hembree was awarded an additional 10,000 nonqualified options under the 1996 Stock Option Plan. Such options have an exercise price of $1.50, vest immediately, and expire on June 1, 2004. Such options were issued pursuant to Rule 701 under the Securities Act.

ITEM 11.  DESCRIPTION OF THE SECURITIES.

COMMON STOCK

     The Company is authorized to issue 10,000,000 shares of Common Stock. A total of 3,242,374 shares of Common Stock have been issued. This amount does not include 480,000 shares of common stock issuable upon exercise of options and 402,367 shares subject to outstanding warrants. Accordingly, there are 5,875,259 authorized shares of Common Stock which are not issued or reserved for issuance. These shares may be issued at the discretion of the Board of Directors of the Company in accordance with the Nevada General Corporation Law (the "NEVADA LAW"). Unless otherwise required by Nevada law, as in the case of certain extraordinary actions, stockholder approval will not be required for the issuance of additional shares of Common Stock.

     The holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to stockholders, after the payment of all debts and other liabilities. No holder of Common Stock has a preemptive or preferential right to purchase or subscribe for any unissued or additional authorized stock or any securities of the Company convertible into shares of its Common Stock.

     The Common Stock does not have cumulative voting rights, which means that the holders of more than 50 percent of the Common Stock voting for the election of directors can elect 100 percent of the directors of the Company if they choose to do so. The By-Laws of the Company require that a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and transact business at a stockholders' meeting.

PREFERRED STOCK

     The Board of Director has the authority, without further action by the shareholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversions rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such shares, without further vote or actions by stockholders. The Board has not designated any shares of Preferred Stock. Therefore, the full 1,000,000 shares of Preferred Stock are available for issuance in series. The issuance of Preferred Stock could adverse affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividends and dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change of control in the Company. The Company has no present plan to issue any shares of Preferred Stock.

TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Company.

ANTI-TAKEOVER PROVISIONS

     The Company is subject to Sections 78.411 - .444 of the Nevada Law, an anti-takeover law, which may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over the current prices, and may limit the ability of the stockholders to approve a transaction that they may deem to be in their best interests.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide that no director or officer shall have any personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except that liability will not be eliminated or limited for a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of Section 78.300 of the Nevada Law.

     The Company maintains director and officer liability insurance. There are no pending claims for indemnification, nor is the Company aware of any pending or threatened claims which would result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to director, officers and controlling persons of the Company under the foreign provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS.


Beckman Kirkland & Whitney
Certified Public Accountants
5210 Lewis Road, Suite 14
Agoura Hills, CA 91301



October 8, 1998




Board of Directors and Shareholders
Endless Youth Products, Inc.
Las Vegas, Nevada


We have audited the accompanying balance sheets of Endless Youth Products, Inc. (a development stage Nevada corporation), as of June 30, 1998 and 1997, and the related statements of operations, shareholders' (deficit) equity, and cash flows for the year ended June 30, 1998 and for the period from July 24, 1996 through June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endless Youth Products, Inc., as of June 30, 1998 and 1997, and the results of its operations and cash flows for the periods indicated, in conformity with generally accepted accounting principles.


Beckman Kirkland & Whitney

                          ENDLESS YOUTH PRODUCTS, INC.
                                BALANCE SHEETS


                                                           March 31, 1999        June 30, 1998
                                                           --------------        -------------
ASSETS

CURRENT ASSETS
     Cash                                                   $    39,162           $       471
     Prepaid advertising (Notes 1 & 2)                                0               121,758
     Accounts receivable                                         22,828                     0
                                                            -----------           -----------
          TOTAL CURRENT ASSETS                                   61,990               122,229

     Property and Equipment
     net of accumulated depreciation (Notes 1 & 3)               10,448                13,448

          OTHER ASSETS                                           46,150                     0
                                                            -----------           -----------
          TOTAL ASSETS                                      $   118,588           $   135,677
                                                            -----------           -----------
                                                            -----------           -----------
LIABILITIES AND SHAREHOLDERS'
   (DEFICIT) EQUITY

CURRENT LIABILITIES
     Accounts payable                                       $   182,480           $   204,305
     Advances from shareholders (Note 5)                         48,000                97,113
                                                            -----------           -----------
         TOTAL LIABILITIES                                      230,480               301,418


SHAREHOLDERS' (DEFICIT) EQUITY
    Common stock, $.001 par value.
     Authorized 4,000,000 shares;
     issued and outstanding 2,916,011,
     2,016,178, and 1,891,587 at March 31, 1999,
     June 30, 1998, and June 30, 1997
     respectively (Note 6 & 7)                                    2,916                 2,017
    Additional paid-in capital                                1,053,852               952,881
    Retained deficit                                         (1,168,660)           (1,120,639)
                                                            -----------           -----------
    Total shareholders' (Deficit) equity                       (111,892)             (165,741)
                                                            -----------           -----------
        TOTAL LIABILITIES AND
        SHAREHOLDER'S (DEFICIT) EQUITY                      $   118,588           $   135,677
                                                            -----------           -----------
                                                            -----------           -----------


                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                            STATEMENTS OF OPERATIONS

                                                    Three Months Ended                 Nine Months Ended          For The Year Ended
                                                        March 31,                           March 31,                  June 30,
                                              ----------------------------       -----------------------------    ------------------
                                                  1999             1998              1999              1998              1998
                                              -----------      -----------       -----------       -----------       -----------
Gross Receipts                                $ 3,517,307      $    40,586       $ 3,672,377       $   122,221       $   225,896
    Less: Returns and allowances                  928,214                0           928,214                 0            14,077
                                              -----------      -----------       -----------       -----------       -----------
Net Sales                                       2,589,093           40,586         2,744,163           122,221           211,819

Cost of Sales                                   2,424,695           21,070         2,424,695            61,669            70,059
                                              -----------      -----------       -----------       -----------       -----------
        Gross Profit                              164,398           19,516           319,468            60,552           141,760

Selling, General and Administrative
    Expenses                                       62,483          177,951           367,489           493,677           681,366
                                              -----------      -----------       -----------       -----------       -----------
    Income (Loss) from Operations                 101,915         (158,435)          (48,021)         (433,125)         (539,606)

Other Income and (Expenses)

   Interest Income                                      0                0                 0               340               340
   Interest Expense                                     0             (420)                0              (420)           (8,392)
                                              -----------      -----------       -----------       -----------       -----------
   Income (Loss) before income taxes              101,915         (158,855)          (48,021)         (433,205)         (547,658)


   Provision for income taxes - (Note 4)                0                0                 0                 0                 0
                                              -----------      -----------       -----------       -----------       -----------
        Net income (Loss)                     $   101,915      $  (158,855)      $   (48,021)      $  (433,205)      $  (547,658)
                                              -----------      -----------       -----------       -----------       -----------
                                              -----------      -----------       -----------       -----------       -----------
Loss per share amounts:

      Basic:
          Net income (loss)                   $      0.03      $     (0.08)      $     (0.02)      $     (0.22)      $     (0.28)
      Diluted:
          Net income (loss)                   $      0.03      $     (0.08)      $     (0.02)      $     (0.22)      $     (0.28)
      Weighted average common and
        common equivalent shares:
       Basic                                    2,907,759        1,984,962         2,466,095         1,953,833         1,953,833
                                              -----------      -----------       -----------       -----------       -----------
                                              -----------      -----------       -----------       -----------       -----------
       Diluted                                  3,013,833        1,984,962         2,572,169         1,953,833         1,980,108
                                              -----------      -----------       -----------       -----------       -----------
                                              -----------      -----------       -----------       -----------       -----------

                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                            STATEMENTS OF CASH FLOWS
                           For the nine months ended,


                                                            March 31,                       June 30,
                                                    -------------------------       -------------------------
                                                       1999            1998            1998            1997
                                                    ----------      ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                   $ (48,021)      $(433,205)      $(547,658)      $(572,981)

Adjustments to reconcile net income to
   net cash provided by operating activites:
   Amortization                                             -       $       -       $ 147,339       $  18,678
   Depreciation                                         3,000               0           3,267           1,343
   Increase in accounts receivable                    (22,828)              0               0               0
   Increase in accounts payable                             0               0          76,647         127,658
   (Increase)/Decrease in inventory                         0          35,903          35,903         (35,903)
   (Increase)/Decrease in prepaid advertising         121,758          85,016               0        (287,775)
   Increase in other assets                           (46,150)              0               0               0
   Increase (Decrease) in accounts payable            (21,825)         87,590               0               0
                                                    ----------      ---------       ---------       ---------
    NET CASH USED IN OPERATING ACTIVITIES             (14,066)       (224,696)       (284,502)       (748,980)
                                                    ----------      ---------       ---------       ---------
CASH FLOW FROM INVESTING ACTIVITIES

   Purchase of property, plant, and equipement              0          (3,865)        (10,090)         (7,968)
                                                    ----------      ---------       ---------       ---------
    NET CASH PROVIDED BY INVESTING ACTIVITIES               0          (3,865)        (10,090)         (7,968)
                                                    ----------      ---------       ---------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock             101,870          79,642         169,612         785,286

   Advances from (Repayments to) shareholders         (49,113)        112,587          83,600          13,513
                                                    ----------      ---------       ---------       ---------
    NET CASH PROVIDED BY FINANCING ACTIVITIES          52,757         192,229         253,212         798,799
                                                    ----------      ---------       ---------       ---------
           NET CHANGE IN CASH                          38,691         (36,332)        (41,380)         41,851

           CASH AT BEGINNING OF YEAR                      471          41,851          41,851               -
                                                    ----------      ---------       ---------       ---------
CASH AT END OF YEAR                                 $  39,162       $   5,519       $     471       $  41,851
                                                    ----------      ---------       ---------       ---------
                                                    ----------      ---------       ---------       ---------
Interest expense paid during the period was:        $       -       $     420       $  (8,392)      $       -


                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                         (A Development Stage Company)
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                    Additional        Accumu-              Net
                                        Common Stock                 paid in           lated          Shareholders'
                                  Shares            Amount           Capital          Deficit             Equity
                                 ---------       -----------       -----------      -----------       -------------
Balance at June 30, 1998         2,016,178       $     2,017       $   952,881      $(1,120,639)      $  (165,741)
                                 ---------       -----------       -----------      -----------       -----------

Stock issued for cash              889,833               899           100,971                            101,870

Net loss                                                                                (48,021)          (48,021)
                                 ---------       -----------       -----------      -----------       -----------
Balance at March 31, 1999        2,906,011       $     2,916       $ 1,053,852      $(1,168,660)      $  (111,892)
                                 ---------       -----------       -----------      -----------       -----------
                                 ---------       -----------       -----------      -----------       -----------

                 See accompanying notes to financial statements

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Endless Youth Products, Inc., (the Company) incorporated July of 1996 in the State of Nevada. The Company engages in the business of developing, marketing and distributing proprietary vitamins, nutritional, skin care, personal care, and other anti-aging products under the "Endless Youth" trade name.

CASH EQUIVALENTS

The Company considers all highly liquid certificates of deposit with an original maturity of three months or less to be cash equivalents.

INVENTORY

Inventory consists of finished goods stated at cost, which is not in excess of market. Cost is determined by the first in, first out method.

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging as follows:

             Furniture and Fixtures                                 7 years
             Computer Equipment                                     5 years

PREPAID ADVERTISING COST

Production costs related to the Company's direct response advertising programs are capitalized and amortized based on the ratio that current period revenues bear to the total of current and estimated future period revenues for that direct-response-advertising cost pool.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment.

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

Provisions (benefits) for federal and state income taxes are calculated on reported financial statement income (loss) based on current tax law and also include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently payable because certain items of income and expense, known as temporary differences, are recognized in different tax periods for financial reporting purposes than for income tax purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PREPAID ADVERTISING COST

Prepaid advertising cost consists of infomercial production cost, which are capitalized and amortized based on current and estimated future revenues. Amortization expense was $121,758 and $147,339 for the nine months ended March 31, 1999 and the year ended June 30, 1998, respectively.

Prepaid advertising cost consists of infomercial production cost, which are capitalized and amortized based on current and estimated future revenues. During the year ended June 30, 1997, $287,775 was capitalized for infomercial production cost. Amortization expense was $147,339 and $18,678 for the years ended June 30, 1998 and 1997, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consist of the following at:

                                                March 31, 1999     June 30, 1998
                                                --------------     -------------
         Furniture and Fixtures                   $  2,986           $  2,986
         Computer Equipment                         15,072             15,072
           less accumulated depreciation            (7,610)            (4,610)
                                                  --------           --------
                                                  $ 10,448           $ 13,448
                                                  --------           --------
                                                  --------           --------

                                                    1998               1997
                                                  --------           --------
         Furniture and Fixtures                   $  2,986           $  3,386
         Computer Equipment                         15,072              4,582
           less accumulated depreciation            (4,610)            (1,343)
                                                  --------           --------
                                                  $ 13,448           $  6,625
                                                  --------           --------
                                                  --------           --------

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

There is no current or deferred income tax expense for the nine months ended March 31, 1999 and the year ended June 30, 1998. The Company incurred net operating losses of $48,021 and $547,658 for the nine months ended March 31, 1999 and the year ended June 30, 1998, respectively. As of March 31, 1999, the Company has net operating loss carryforwards of $1,130,000. These losses will expire in 2012 and 2013 if not utilized.

There is no current or deferred income tax expense for the years ended June 30, 1998 and 1997. The Company incurred net operating losses of $547,658 and $572,981 for the years ended June 30, 1998 and 1997 respectively. As of June 30, 1998, the Company has net operating loss carryforwards of $1,120,639. These losses will expire in 2012 and 2013 if not utilized.

SFAS 109 requires that the future tax benefit of net operating loss carryforwards be recorded as an asset using current tax rates to the extent that management assesses the utilization of such carryforwards to be more likely then not. Since the Company is in the development stage, the Company has recorded a deferred tax asset of $393,000 with a valuation allowance of $393,000.

The following reconciles the federal statutory income tax rate to the effective rate of the provision for income taxes.

                                   March 31, 1999      June 30, 1998
                                   --------------      -------------
Federal Statutory rate                   34%                34%
Valuation allowance adjustment          (34)%              (34)%
                                       ----               ----
Effective rate                            0%                 0%
                                       ----               ----
                                       ----               ----

                                               June 30,
                                      ---------------------------
                                        1998               1997
                                      --------           --------
Federal Statutory rate                   34%                34%
Valuation allowance adjustment          (34)%              (34)%
                                       ----               ----
Effective rate                            0%                 0%
                                       ----               ----
                                       ----               ----

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a license agreement with one of its officers that is also a director and shareholder. Under the terms of the agreement, the Company retains the sole right to market goods and services under the Endless Youth trade name throughout the World. The licensor extended such worldwide rights to the company following the initial domestic-only grant of these rights. The Company is to pay the licensor a royalty of 3% of gross sales with a minimum royalty of $50,000 per year. The licensor is to receive 40% of any revenues generated from any sublicense or similar agreements.

The Company has a license agreement with one of its officers that is also a director and shareholder. Under the terms of the agreement, the Company retains the sole right to market goods and services under the Endless Youth trade name throughout the World. The licensor extended such worldwide rights to the company following the initial domestic-only grant of these rights. The Company is to pay the licensor a royalty of 3% of gross sales with a minimum royalty of $50,000 per year. The licensor is to receive 40% of any revenues generated from any sublicense or similar agreements. The Company paid royalties of $47,330 and $48,064 for the years ended June 30, 1998 and 1997, respectively relating to this agreement. The agreement expires in June of 2001.

The Company had advances from various shareholders of $48,000 and $97,113 as of March 31, 1999 and June 30, 1998, respectively, with interest payable at 10 percent annually. In July of 1998, $62,113 of advances were converted to stock.

The Company had advances from various shareholders of $97,113 and $13,513 as of June 30, 1998 and 1997, respectively, with interest payable at 10 percent annually. In July of 1998, $62,113 of advances were converted to stock.

                          ENDLESS YOUTH PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS' EQUITY

During the year-ended June 30, 1998, the Company granted 200,000 incentive stock options to employees which vest at 40,000 options per year. During the nine months ended March 31, 1999, an additional 200,000 incentive stock options were granted which vest at 40,000 per year. As of March 31, 1999, 400,000 incentive stock options were outstanding with an exercise price of between $.63 and $.75. During the nine months ended March 31, 1999, 60,000 non-qualified options with immediate vesting were issued with exercise prices ranging from $.75 to $2.00.

The Company issued warrants to purchase 205,200 and 109,167 shares of common stock to outside consultants during the year ended June 30, 1998 and the nine months ended March 31, 1999, respectively. The exercise price of the warrants range from $.625 to $3.75 and expire between April 2000 and December 2004.

In 1996, the Company established an Incentive Stock Option Plan for its employees as approved by the shareholders. Under the terms of the plan, options to purchase 500,000 shares of stock may be granted to employees. The purchase price of each share shall be 100% of the_! fair market value of a share on the date the Incentive Stock Option is granted. The maximum term of options granted under the Plan is 10 years. During the years ended June 30, 1998 and 1997, 40,000 options were granted under this plan each year with an exercise price of $.60. During the year ended June 30, 1998, the entire 80,000 options were exercised. The Company has adopted FASB 123, however, no compensation expense has been recorded relating to these options as the assumptions necessary to determine a fair value for these options could not be determined due to the development stage of the Company.

In addition to the Incentive Stock Option Plan, the Company issued warrants to purchase 205,2000 shares to outside consultants during the year ended June 30, 1998. The exercise price of the warrants range from $.60 to $3.50 and expire between April 2000 and March 2003.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a) Financial Statements filed as part of the registration statement: see pages 29-37.

          (b)  Exhibits:

EXHIBIT NO.       DESCRIPTION
-----------       -----------
   3.1            Articles of Incorporation, as amended.

   3.2            Bylaws.

   10.1           License Agreement dated as of June 30, 1996 between the
                  Company and Neal K. Wallach.

   10.2           Letter Agreement dated as of March 17, 1998 between Vendor
                  Services and Neal K. Wallach, as amended by a First
                  Amendment dated as of December 28, 1998, and a Second
                  Amendment dated March 19, 1999.

   10.3           Agreement dated December 1, 1997 between the Company and
                  Schulberg Media Works, Inc. and letter agreement amending such agreement dated March 11, 1998.

   10.4           Agreement dated January 21, 1999 between the Company and
                  Infomercial Development Services, Inc.

   10.5           Amended and Restated Employment Agreement dated as of June
                  2, 1999 between Neal K. Wallach and the Company.

   10.6           1996 Stock Option Plan.

   10.7           Amendment No. 1 to Stock Option Plan.

   10.8           Amendment No. 2 to Stock Option Plan.

   10.9           Consulting Agreement dated August 4, 1997 between the
                  Company and James Hembree.

   10.10          Amendment No. 1 to Hembree Consulting Agreement.

   10.11          Consulting Agreement dated June 25, 1999 between the
                  Company and The Investor Relations Company Limited.

                                     -39-

   10.12          Stock Warrant Agreement dated June 14, 1999 between the
                  Company and The Investor Relations Company Limited.

   10.13          Letter, dated January 27, 1999, from Company to Brian
                  Kelly, regarding financing for Le Solution Derma System.

   10.14          Agreement, dated October 1, 1997, between the Company and
                  Leonard Sands.

   11.1           Statement re: calculation of per-share earnings.

   23.1           Consent of Beckman Kirkland & Whitney.

   27.1           Financial Data Schedule.


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDLESS YOUTH PRODUCTS, INC.
                                                [REGISTRANT]




Date: June 30, 1999                    By:  /s/ Neal K. Wallach
                                           -----------------------------------
                                              Neal K. Wallach, Chairman and
                                              Chief Executive Officer